UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2025

Luk Siu Fung Mark
Vice Chairman and Executive Director
RIKU DINING GROUP Ltd
46/F, Lee Garden One, 33 Hysan Avenue
Causeway Bay, K3

Re: RIKU DINING GROUP Ltd
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted May 9, 2025
CIK No. 0002058976

Dear Luk Siu Fung Mark:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 10, 2025 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted May 9, 2025

Cover Page

1. We note the following disclosure: "We do not currently expect the Revised Review Measures to have an impact on our business, our operations or this offering as we do not believe that our HK Operating Subsidiaries would be deemed to be an 'operator of critical information infrastructure' or a 'data processor' controlling personal information of no less than one million users, that would be required to file for cybersecurity review before listing in the U.S." Revise to provide the basis for this belief.

2. We note your references to "our operations in the PRC." This appears inconsistent with your disclosure elsewhere, reflecting that you "do not have any subsidiaries nor conduct any business operations in PRC." Given that you define the PRC to include Hong Kong, this latter statement seems inaccurate. We also note your use of "China" without defining the word. Please revise throughout the draft registration statement for clarity and consistency.

3. We note the following disclosure: "However, the recent developments would add uncertainties to this offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements." Please specify what "recent developments" you are referring to, and make the same revisions in the resale prospectus.

PROSPECTUS SUMMARY
Transfers of Cash to and From Our Subsidiaries, page 3

4. We note your response to prior comment 6 and reissue in part. Given your revised disclosure that, "[d]uring fiscal year 2024, the CA Operating Subsidiaries, ARCI and Vaughan Inc., made dividend payments of an aggregate amount of $254,376 to its shareholders out of the retained earnings balance," please revise to provide a cross-reference to the consolidated financial statements. Please make the same revisions in the resale prospectus.

Risks Related to Doing Business in Hong Kong, page 28

5. We note your response to prior comment 7 and reissue in part. In this regard, we note your statement on page 28 that "*it is possible* that all the legal and operational risks associated with being based in and having operations in Mainland China *may* also apply to the operations in Hong Kong *in the future*" (emphasis added), and on page 29 that "the legal and operational risks associated in mainland China *may* also apply to operations in Hong Kong" (emphasis added). Please revise your disclosure here, and elsewhere as appropriate, including the resale prospectus, to affirmatively clarify that the legal and operational risks associated with operating in the PRC also apply to operations in Hong Kong.

6. We note your response to prior comment 8 and reissue in part. Please revise pages 5 and Alt-15 to include similar disclosure reflected on page 33 regarding the PDPO. We also note your conclusion that you "do not believe that existing or future data privacy or cybersecurity laws in Hong Kong or the PRC will materially restrict [y]our business operations, limit [y]our ability to accept foreign investment, or impair [y]our ability to list on a U.S. or foreign stock exchange." Please explain whether you are relying on an opinion of counsel. In this regard, we note that you have included an opinion of your Hong Kong counsel in your Exhibit Index.

Consolidated Statements of Changes in Shareholders' Equity, page F-5

7. We note on page 4 that, during fiscal year 2024, your CA Operating Subsidiaries, ARCI and Vaughan Inc., made dividend payments of an aggregate amount of $254,376 to its shareholders out of the retained earnings balance. Your Consolidated Statements of Changes in Shareholders’ Equity presents the dividend distribution from "additional paid in capital". Please reconcile and revise as necessary.

Notes to Consolidated Financial Statements
Note 10 - Related Party Transactions
(c) Due from related parties, page F-25

8. Please tell us how you determined that the $271,903 dividend declared on May 6, 2025, reduces the receivable from C& 535 Limited and ES& Cubus Limited, and tell us how you plan to account for the dividend distribution including the movement of cash, if any. Additionally, tell us your consideration for providing the information in SAB Topic 1B.3.

General

9. We note your response to prior comment 21, stating, among other things, that "there were only 2 sub-franchised restaurants, for the year ended September 30, 2024, as compared to 10 self-operated restaurants." According to your disclosure on page 95, however, at minimum, you opened three sub-franchised restaurants in fiscal year ended September 30, 2024. Please advise us of your response.

10. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Rule 163B of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

Please contact Patrick Kuhn at 202-551-3308 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Eddie Kim at 202-551-8713 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Janeane Ferrari